Exhibit 99.5

Color Star Technology Announces Pricing of Initial $7.0 Million Tranche of up to $33.0 Million
Registered Senior Secured Convertible Notes

NEW YORK, Sept. 27, 2024 (GLOBE NEWSWIRE) -- Color Star Technology Co., Ltd. (Nasdaq: ADD) (“Color Star” or the “Company”), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, today announced it has entered into securities purchase agreements with certain institutional investors (the “Investors”) to purchase senior secured convertible notes in the aggregate principal amount of $7.6 million (the “First Closing”), having an original issue discount of 8% and a maturity of twelve months from issuance, resulting in net proceeds to the Company of approximately $7,000,000 (the “Convertible Notes”). The Convertible Notes will bear an interest rate of 6.0% per annum and will be convertible 45 days after the date of the First Closing, subject to certain conditions, into Class A Ordinary Shares of the Company (the “Ordinary Shares”) at an initial conversion price equal to the lower of $1.60, or the Alternative Conversion Price, as set forth in the Convertible Notes. This First Closing is expected to occur on or about September 30, 2024, subject to the satisfaction of customary closing conditions.

Under the terms of the securities purchase agreements, the Convertible Notes will be issued to the Investors, together with registered warrants to purchase up to an aggregate of approximately 2.9 million Ordinary Shares. The warrants to be issued at the First Closing will be exercisable 45 days after issuance, subject to certain conditions (the “Initial Exercise Date”), will expire on the five-year anniversary of the Initial Exercise Date, and will have an exercise price of $1.60 per share and contain certain anti-dilution provisions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

Subject to the satisfaction of certain conditions, the Company and the Investors may mutually agree to the purchase and sale of additional Convertible Notes and accompanying warrants for up to an additional aggregate amount of  $26.0 million. Any additional Convertible Notes and warrants sold will have substantially similar terms to those issued in the First Closing.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-281668), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on August 28, 2024. A prospectus supplement relating to the securities will be filed by the Company with the SEC. Copies of the prospectus supplement relating to the offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Color Star Technology Co., Ltd.

Color Star Technology Co., Ltd. (Nasdaq: ADD) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries, Color Metaverse Pte. Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com and www.colorstar.investorroom.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where ADD conducts its business; reputation and brand; the impact of competition and pricing; government regulations; the ability of Color Star to meet NASDAQ listing standards in connection with the consummation of the transaction contemplated therein; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Color Star. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Contact

Color Star Investor Relations
Office Number No. 1003, 9th Floor,
7 World Trade Center, Suite 4621
New York NY 10007
Office: (212) 410-5186
Email ir@colorstarinternational.com